FOR IMMEDIATE RELEASE

Contact: Mike Ogburn
(502) 636-4415, office
(502) 262-0224, cellular
mogburn@kyderby.com

CHURCHILL DOWNS INCORPORATED TO FILE AMENDED 10-K FOR 2003
Reclassification of "Host Fee" Expenses Will Have No Effect on Earnings

LOUISVILLE, Ky. (May 10, 2004) – Churchill Downs Incorporated (Nasdaq: CHDN) ("CDI" or "Company") will file an amended 10-K after the market close today to reflect the reclassification of certain simulcast "host fee" expenses in its audited financial statements. The revisions have no impact on the Company's gross profit, operating income or net earnings for any period covered in the restatement.

During the preparation of the 10-Q for the first quarter of 2004, the Company discovered an inconsistency among its operating units in the accounting for host fee expenses. While some racetracks netted these costs against revenues, others accounted for them as operating expenses. The amended 10-K is being filed to conform the accounting practices, resulting in these expenses being classified as operating expenses. This reclassification has no impact on the Company's earnings, but will serve to increase net revenues, as well as operating expenses, by approximately $21 million, $23 million and $23 million for the years 2001, 2002 and 2003, respectively.

Michael Miller, the Company's chief financial officer, stated, "Even though our earnings are not impacted by this reclassification, we believe that using the same accounting treatment of the host fees across our racetracks is appropriate and more consistently reflects our revenues and operating expenses."

Churchill Downs Incorporated, headquartered in Louisville, Ky., owns and operates world-renowned horse racing venues throughout the United States. The Company's racetracks in California, Florida, Illinois, Indiana and Kentucky host 114 graded-stakes events and many of North America's most prestigious races, including the Kentucky Derby and Kentucky Oaks, Hollywood Gold Cup and Arlington Million. CDI racetracks have hosted nine Breeders' Cup World Thoroughbred Championships – more than any other North American racing company. CDI also owns off-track betting facilities and a television production unit, and has interests in various telecommunications and racing services companies that support CDI's network of simulcasting and racing operations. CDI trades on the Nasdaq National Market under the symbol CHDN and can be found on the Internet at www.churchilldownsincorporated.com.